Exhibit 99.43

NexGen to Drill Continuously Throughout Spring Break-Up at Arrow and Commences Construction on All-Season Rook I Access Road

Vancouver, BC, April 4, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce that drilling in 2016 will continue uninterrupted from the end of the winter through to the commencement of summer. Additionally, the Company has been approved and issued a permit to construct an all-season access road to our project located on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan.

As a result of the winter 2016 program success, the Company has decided to continue its drill program uninterrupted through the shoulder season of mid-April to early-June before the summer 2016 program is scheduled to begin. This shoulder season program will comprise 7,500 m drilled with three diamond drill rigs, that will all be utilizing TECH directional drilling. This program will focus on the 180 m southwest extension of Arrow (see News Releases dated March 15 and 30, 2016) and the infilling the A2 High Grade Domain (which includes the higher grade A2 sub-zone). The budget for this program is $3 million.

Additionally, NexGen is pleased to announce it has been approved and issued a permit by the Saskatchewan Ministry of Environment to construct an all-season access road from Provincial Highway 955 to the Rook I Project, which will span approximately 13 km that will primarily utilize existing trails. This road will support the rapidly developing Arrow Deposit and further optimize exploration and development at the Rook I property, in a highly capital efficient manner. Construction of this access road will commence shortly and scheduled to take approximately two months to complete with a budget of $1.25 million.

NexGen has $34 million cash on hand and is well funded for all planned drilling and development programs well into 2017.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “The winter 2016 drill program has been exceptionally successful. We are very pleased to continue drilling in between the winter and summer 2016 programs. The ability to drill through Spring break-up at the Arrow Deposit is attributed to its land based location with overburden that has good drainage.”

Leigh Curyer, Chief Executive Officer commented: “The decision to continue drilling uninterrupted is in direct response to the high level of success we have had this winter program with the infill of the A2 High Grade Domain and the newly discovered southwest extension at Arrow. The decision to construct the all weather road to the Project reflects our commitment to exceptionally high standards of operations incorporating safety as our priority. We would like to thank the Saskatchewan Ministry of Environment for their diligent work in processing our permit application for our camp access road as we progress Arrow along its development path.”

Figure 1: Plan Map and Planned Rook I Camp Access Road

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release.

The mineral resource at the Arrow Deposit was completed by RPA Inc. and has an effective date of January 14, 2016. The mineral resource is reported at a cut-off grade of 0.25% U3O8. The cut-off is based on a long-term uranium price of USD$65/lb U3O8. The mineral resource is classified into the inferred category based on the CIM Definition Standards. For details regarding the geology and mineralization of the Arrow Deposit, the drilling, sampling and analytical procedures followed and the estimation methodology used in the preparation of the mineral resources, please refer to the Company’s Amended and Restated News Release dated March 3, 2016, which is available under the Company’s profile on the SEDAR website at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.